Papa Medical Inc.

August 8, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kevin Stertzel, Kevin Woody, Eranga Dias and Jay Ingram

Re:	Papa Medical Inc. (CIK No. 0002024283)
Registration Statement on Form S-1, as amended
Initially Filed on November 22, 2024
File No. 333-283405

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Papa Medical Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated to and that the Registration Statement become effective at 10:00 a.m., Eastern Time, on August 12, 2025, or as soon thereafter as practicable.

Very truly yours,

Papa Medical Inc.

By:	/s/ Jian Hua
	Name:	Jian Hua
	Title:	Chief Executive Officer and Director